UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34833 / February 14, 2023

In the Matter of

GUIDESTONE FUNDS
GUIDESTONE CAPITAL MANAGEMENT, LLC
5005 Lyndon B. Johnson Freeway
Dallas, Texas 75244-6152

(812-15409)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(C) OF THE ACT

GuideStone Funds and GuideStone Capital Management, LLC filed an application on November 17, 2022, and an amendment on December 23, 2022 and December 30, 2022, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from section 15(c) of the Act. The order permits a Trust's board of trustees (the "Board") and the Adviser to enter into and materially amend subadvisory agreements with sub-advisers that have been approved by the vote of a majority of the members of the Trust's board of trustees at a non-in-person meeting.

On January 19, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34812). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from section 15(c) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary